                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
       RULE 13D-1(a) AND AMENDMENTS THERETO FILED PURSUANT RULE 13D-2(a)
                                (Amendment No. 1)

                            Energy West Incorporated
-------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
-------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   29274A-10-5
-------------------------------------------------------------------------------
                                 (CUSIP Number)

                Marc C. Krantz, Kohrman Jackson & Krantz P.L.L.,
       1375 East 9th Street, 20th Fl., Cleveland, OH 44114, (216) 696-8700
-------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                  July 30, 2003
-------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D
CUSIP NO. 29274A-10-5                                            Page 2 of 6

-------------------------------------------------------------------------------
     1      NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Turkey Vulture Fund XIII, Ltd.
-------------------------------------------------------------------------------
     2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (A)   [ X ]
                                                                         -----
                                                                   (B)   [   ]
                                                                         -----

-------------------------------------------------------------------------------
     3      SEC USE ONLY


-------------------------------------------------------------------------------
     4      SOURCE OF FUNDS

            OO
-------------------------------------------------------------------------------
     5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
            TO ITEMS 2(D) OR 2(E)                                        [   ]
                                                                         -----
-------------------------------------------------------------------------------
     6      CITIZENSHIP OR PLACE OF ORGANIZATION

            United States of America

-------------------------------------------------------------------------------
               NUMBER OF                   7      SOLE VOTING POWER

                SHARES                            131,000

             BENEFICIALLY             -----------------------------------------
                                           8      SHARED VOTING POWER
               OWNED BY
                                      -----------------------------------------
                 EACH                      9      SOLE DISPOSITIVE POWER

               REPORTING                          131,000
                                      -----------------------------------------
                PERSON
                                          10      SHARED DISPOSITIVE POWER
                 WITH
-------------------------------------------------------------------------------
     11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            131,000
-------------------------------------------------------------------------------
     12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES*                                                     [  ]
                                                                        ----
-------------------------------------------------------------------------------
     13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            5.0%
-------------------------------------------------------------------------------
     14     TYPE OF REPORTING PERSON*

            OO
-------------------------------------------------------------------------------

                                  SCHEDULE 13D
CUSIP NO. 29274A-10-5                                            Page 3 of 6


-------------------------------------------------------------------------------
     1      NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            J. Michael Gorman
-------------------------------------------------------------------------------
     2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*     (A)   [ X ]
                                                                        -----
                                                                  (B)   [   ]
                                                                        -----

-------------------------------------------------------------------------------
     3      SEC USE ONLY


-------------------------------------------------------------------------------
     4      SOURCE OF FUNDS

            PF
-------------------------------------------------------------------------------
     5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
            TO ITEMS 2(d) OR 2(e)                                       [   ]
                                                                        -----

-------------------------------------------------------------------------------
     6      CITIZENSHIP OR PLACE OF ORGANIZATION

            United States of America
-------------------------------------------------------------------------------

               NUMBER OF                   7      SOLE VOTING POWER

                SHARES                            77,000

             BENEFICIALLY             -----------------------------------------
                                           8      SHARED VOTING POWER
               OWNED BY

                 EACH                 -----------------------------------------
                                           9      SOLE DISPOSITIVE POWER
               REPORTING
                                                  77,000
                PERSON                -----------------------------------------
                                          10      SHARED DISPOSITIVE POWER
                 WITH
-------------------------------------------------------------------------------
     11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            77,000
-------------------------------------------------------------------------------
     12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES*                                                     [   ]
                                                                        -----
-------------------------------------------------------------------------------
     13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            3.0%
-------------------------------------------------------------------------------
     14     TYPE OF REPORTING PERSON*

            IN
-------------------------------------------------------------------------------

CUSIP NO. 29274A-10-5

       This Amendment No. 1 to Schedule 13D is filed on behalf of Turkey Vulture Fund XIII, Ltd., an Ohio limited liability company (the "Fund") of which Richard
M. Osborne is the sole Manager, and J. Michael Gorman to report: (i) acquisitions of shares of common stock, par value $0.15 per share (the "Shares"), of Energy West Incorporated, a Montana corporation ("Energy West");
(ii) the Fund's delivery of notice to Energy West to nominate individuals for election to the Board of Directors of Energy West and (iii) the Fund's intention to request a copy of the list of stockholders of Energy West pursuant to the requirements of the Montana Business Corporation Act. This Amendment No. 1 to
Schedule 13D is not and should not be deemed to be a solicitation of proxies or consents with respect to any meeting of Energy West's stockholders for the election of directors. Any such solicitation by the Fund would be made only pursuant to separate proxy or solicitation materials complying with all applicable requirements of Section 14(a) of the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.


ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

       Item 3 of Schedule 13D is amended and supplemented as follows:

       The Shares reported herein as having been acquired by the Fund were acquired for the aggregate purchase price of approximately $36,585 (excluding commissions) with margin debt from Wachovia Securities.

       The Shares reported herein as having been acquired by Mr. Gorman were acquired for the aggregate purchase price of approximately $42,000 (excluding commissions) with personal funds of Mr. Gorman.


ITEM 4. PURPOSE OF TRANSACTION.

       Item 4 of Schedule 13D is amended and supplemented as follows:

       The Fund delivered a letter to Energy West, dated July 30, 2003, nominating the following individuals for election to the Board of Directors of Energy West at the 2003 Annual Meeting of Stockholders (the "Annual Meeting"):
J. Michael Gorman, Hobart H. Griset, Lawrence P. Haren, Richard M. Osborne and Thomas J. Smith (collectively, the "Director Nominees"). The director nomination letter was submitted by August 1, 2003 in accordance with the requirements of
Section 2.2 of Article II of Energy West's By Laws. Pursuant to the requirements of the Montana Business Corporation Act, the Fund intends to request a copy of the list of stockholders of Energy West.


ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

       Items 5(a) and 5(c) of Schedule 13D are amended and supplemented as follows:

       (a) According to the most recently available filing with the Securities and Exchange Commission by Energy West, there are 2,594,258 Shares outstanding.

       The Fund beneficially owns 131,000 Shares, or approximately 5.0% of the outstanding Shares. As sole Manager of the Fund, Mr. Osborne may be deemed to beneficially own all Shares held by the Fund. Mr. Gorman beneficially owns 77,000 shares, or approximately 3.0%

CUSIP NO. 29274A-10-5


of the outstanding Shares. The Fund and Mr. Osborne disclaim beneficial ownership of the Shares held by Mr. Gorman. Mr. Gorman disclaims beneficial ownership of the Shares held by the Fund and Mr. Osborne.

       (c) Since the filing of original Schedule 13D Statement dated June 18, 2003, the Fund has purchased 6,000 Shares in open market transactions as set forth below:

                                                  Approximate Per Share Price
                 Date         Number of Shares      (Excluding Commissions)
                 ----         ----------------      -----------------------

               7/30/2003            1,000                    $6.08
               7/30/2003            1,900                    $6.11
               7/31/2003            1,900                    $6.08
               7/31/2003            1,200                    $6.12

       Since the filing of original Schedule 13D Statement, Mr. Gorman has purchased 7,000 Shares in open market transactions as set forth below:

                                                  Approximate Per Share Price
                 Date         Number of Shares      (Excluding Commissions)
                 ----         ----------------      -----------------------

               7/24/2003             7,000                    $6.00


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         On July 30, 2003, the Fund and Mr. Gorman entered into a Voting Agreement with respect to their ownership of Shares. The Fund and Mr. Gorman have agreed to vote in favor of the Director Nominees at the Annual Meeting and against any action, proposal or agreement that would result in the Director Nominees not being elected at the Annual Meeting. The Voting Agreement expires on the date following the election of directors at the Annual Meeting or any adjournment thereof or by mutual agreement of all the parties.


ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

         7.1      Joint Filing Agreement, incorporated by reference to Exhibit
                  7.1 to Schedule 13D Statement, dated June 18, 2003, filed on behalf of the Turkey Vulture Fund XIII, Ltd. and J. Michael Gorman

         7.2 Voting Agreement, dated July 30, 2003, between Turkey Vulture Fund XIII, Ltd. and J. Michael Gorman

                                    SIGNATURE

       After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  August 1, 2003

                                                 TURKEY VULTURE FUND XIII, LTD.


                                                 /s/ Richard M. Osborne
                                                 ------------------------------
                                                 Richard M. Osborne, Manager


                                                 /s/ J. Michael Gorman
                                                 ------------------------------
                                                 J. Michael Gorman